UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	CUSIP Number

(Check One): ☒ Form 10-K       ☐ Form 20-F       ☐Form 11-K       ☐Form 10-Q      ☐Form N-SAR       ☐Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Zix Corporation

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):	2711 N. Haskell Avenue, Suite 2200

City, State and Zip Code:	Dallas, Texas 75204-2960

Part II – Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      ☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      ☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required for the filing of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, due to the need to analyze, prepare, and review the required disclosures to appropriately incorporate a material development relating to the Registrant’s $20 million convertible notes due 2005-2008 (the “Notes”). On March 16, 2005, the Registrant and the holders of the “Notes” agreed in principle to amend the terms of the Notes. Under such amendment, the Registrant would agree to redeem the Notes due November 2, 2005 ($5.0 million principal amount) by July 31, 2005 and November 2, 2008 ($5.0 million principal amount) by December 31, 2005, respectively, with the Registrant’s common stock. Also, the amount of cash balances the Registrant is required to retain and cash required to be held in a collateral account will be reduced. These amendments are subject to negotiation of definitive agreements with the holders of the Notes, which we seek to complete no later than March 31, 2005.

Furthermore, additional time is required for the filing of the Annual Report due to the need to analyze, prepare, and review the required disclosures to appropriately incorporate the sale of the Registrant’s Message Inspector™ and Web Inspector™ lines of business, a subsequent event previously announced by the Company via press release on March 14, 2005 (and which will be the subject of a Form 8-K filing by March 17, 2005).

The delay in filing of the Annual Report is not the result of the need to restate any prior period financial results.

Part IV – Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Bradley C. Almond	214	515-7357
(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

      Zix Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Bradley C. Almond
Date: March 16, 2005		Bradley C. Almond
Vice President, Chief Financial Officer & Treasurer (Principal Financial & Accounting Officer)

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